Zillow Group, Inc.

1301 Second Avenue, Floor 31

Seattle, WA 98101

July 2, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Craig D. Wilson, Senior Assistant Chief Accountant

Re:	Zillow, Inc.

Form 10-K for Fiscal Year End December 31, 2014

Filed February 17, 2015

File No. 001-35237

Zillow Group, Inc.

Form 10-Q for the Quarterly Period Ended March 31, 2015

Form 8-K Filed May 12, 2015

File No. 001-36853

Dear Mr. Wilson:

This letter responds to the letter dated June 29, 2015, from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015 (the “Form 10-Q”) for Zillow Group, Inc. (“Zillow Group” or the “Company”).

The headings and numbered paragraph of this letter correspond to the headings and paragraph number contained in the comment letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italicized print below.

Form 10-Q for the Quarterly Period Ended March 31, 2015

Key Growth Drivers, page 33

1.

Please refer to our prior comment 5. The number of unique users appears to be the driver of the way you ultimately monetize advertising revenue on each site. From your response it remains unclear why you believe that separate disclosure of this metric for each material domain name is not meaningful. Given your statement that you intend on maintaining and investing in the Trulia brand, separate disclosure of this metric for each of these domains appears material to an investor’s understanding of the success of this strategy. Please tell us whether the number of unique users for each material domain name is a key metric you use when evaluating the results of your business. If not, please

July 2, 2015

tell us why not in your response and describe how you do or will evaluate the success of your strategy of maintaining two separate material domains. Refer to Section III.B.1 of Release No. 33-8350.

Response: The Company has considered the guidance included in Section III.B.1 of Release No. 33-8350 and believes that separate disclosure of unique users for Trulia and Zillow would not be meaningful, primarily due to the fact that the number of unique users for each domain is not a key metric the Company’s management evaluates on a regular basis; rather, the Company’s key growth drivers are evaluated on an entity-wide basis, which is consistent with how the Company makes operating decisions and reviews financial results. The way the Company manages its business is consistent with the Company’s conclusion that it has one reportable segment, as the Company’s chief operating decision-maker reviews financial and operational information on an entity-wide basis. The Company’s primary business objective as a media-based company is to improve the monetization of the Company’s overall audience. The Company believes that its strategy of maintaining multiple brands will allow it to better serve its users while taking advantage of certain shared services, and, as discussed in greater detail below, we evaluate the success of that multi-consumer brand strategy by reviewing certain entity-wide indicators, including, for example, total revenue and total unique users. Thus, the Company believes the disclosure of unique users for Trulia and Zillow would not promote a better understanding of the Company’s business or operating results.

The Company’s management evaluates the success of its multi-consumer brand strategy by reviewing a varied set of indicators, such as unaided consumer brand awareness, the speed of product innovation, and new relationships with multiple listing services and others within the industry, which is frequently refined as the Company launches new products and services or observes changes to the Company’s competitive landscape. As the Company continues the comprehensive integration of Trulia’s and Zillow’s operations, the Company’s management expects to consider the key metric of unique users across all brands on a standalone basis and in relation to total Company revenue. As discussed in the Company’s letter dated June 16, 2015, the Company is committed to integrating the Zillow and Trulia agent advertising products onto one platform by the end of 2015 (and has already integrated its mortgage, rental and display sales teams), at which point impressions will be sold across domains — not just on the Zillow or Trulia domain — and the Company does not expect to separately track revenue for the Zillow and Trulia brands. Agent advertising products materially contribute to real estate revenue, which accounted for 73% of total revenue in the first quarter of 2015. Determinations regarding investments in the Trulia brand, as with the Company’s other brands, will be made as part of Company-wide decisions regarding product development, headcount, advertising, and other resource allocation considerations based on the varied set of indicators discussed above.

July 2, 2015

Section III.B.1 of Release No. 33-8350 requires companies to consider disclosure of all key variables and other factors that management uses to manage the business. Because the Company’s business is managed on a holistic basis and not separately for each brand and because management does not consider unique users of individual brands as key metrics for purposes of evaluating and managing the business, the Company does not believe separate disclosure of Zillow’s and Trulia’s unique users is required. To the extent the number of unique users to one of the Company’s domains — or the period-to-period change in that number — are material to promoting an understanding of the Company’s results of operations or financial condition for a particular period, or an understanding of a material trend or uncertainty in the Company’s business, the Company would consider disclosing this information as part of the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure in the applicable quarterly or annual report of the Company. However, from a key growth driver perspective, because the Company’s overall revenue and operating results are evaluated in the aggregate by the Company’s management, the Company believes that the total number of unique users across all the Company’s brands — and not unique users to any particular domain — is the most relevant traffic metric to provide on a regular basis for the purpose of evaluating the Company’s business over time.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-Q and other filings it makes with the Commission, including the above-referenced Form 10-K and Form 8-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

July 2, 2015

We greatly appreciate your prompt response to this letter. If you have any further comments or questions regarding this letter, please contact the undersigned at (206) 470-7122.

Sincerely,

/s/ Chad M. Cohen
Chad M. Cohen
Chief Financial Officer

cc:	Andrew B. Moore

  Perkins Coie LLP